Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
 of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 333-140897)

The following excerpts are from Huntington’s 2007 first quarter earnings press release and slide presentation.

* * *

“We also made very good progress in moving forward with our pending merger with Sky Financial Group, Inc.,” he noted.  “A lot of detailed planning is underway.  We remain highly confident that this merger should generate significant shareholder value.”

* * *

On December 20, 2006, the company announced its pending merger with Sky Financial Group.  This merger is subject to approval by Huntington and Sky Financial shareholders, regulatory approvals, and other customary closing conditions.  As previously announced, the merger is expected to close early in the 2007 third quarter and is estimated to be slightly accretive to 2007 reported earnings, excluding merger charges.

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w     Sky Financial Group Merger Integration preparation proceeding as planned

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                                   Franchise
                              Pro-forma Including
                               Impact of Pending
                                   Merger of
                              Sky Financial Group

A Stronger Regional Presence

           Pro Forma Deposits - Top 11 MSAs

       MSA          Rank      BOs    Deposits   Share
Columbus             1        81      $8,625     28.1%
Cleveland            5        78       3,330      5.2
Indianapolis         3        63       2,624     10.6
Detroit              8        42       2,297      2.6
Toledo               1        56       2,258     24.9
Pittsburgh           7        46       1,845      3.0
Youngstown           1        40       1,777     21.5
Cincinnati           5        37       1,546      3.8
E. Liverpool-Salem   1        15       1,261     57.9
Canton-Massillon     1        28       1,238     24.3
Grand Rapids         3        23       1,216     10.3

BOs   = Banking offices

Source: SNL Financial, company presentations and filings. FDIC deposit data as of June 30, 2006; excludes the impact of any banking office closings

Pro Forma Deposit Market Share (1)

($MM)	Huntington				Sky Financial				Pro Forma			
	Rank	BOs	Deposits	Share	Rank	BOs	Deposits	Share	Rank	BOs	Deposits	Share
Ohio	4	228	$16,278	7.8%	7	221	$8,620	4.1%	3	449	$24,898	11.9%
Michigan	9	119	5,143	3.4	93	5	125	0.1	9	124	5,268	3.5
Indiana	23	25	798	0.9	9	44	2,016	2.3	5	69	2,815	3.2
Pennsylvania	--	--	--	--	17	66	2,552	1.1	17	66	2,552	1.1
West Virginia	6	31	1,549	6.2	61	3	76	0.3	6	34	1,625	6.6
Kentucky	28	14	444	0.7	--	--	--	--	28	14	444	0.7
Columbus	1	67	$8,302	27.0%	15	14	$ 323	1.1%	1	81	$8,625	28.1%
Cleveland	8	47	2,370	3.7	13	31	960	1.5	5	78	3,330	5.2
Indianapolis	9	19	617	2.5	4	44	2,007	8.0	3	63	2,624	10.6
Detroit	8	42	2,297	2.6	--	--	--	--	8	42	2,297	2.6
Toledo	4	20	969	10.7	3	36	1,289	14.2	1	56	2,258	24.9
Pittsburgh	--	--	--	--	7	46	1,845	3.0	7	46	1,845	3.0
Youngstown	--	--	--	--	1	40	1,777	21.5	1	40	1,777	21.5
Cincinnati	5	36	1,532	3.8	75	1	14	0.0	5	37	1,546	3.8
E. Liverpool-Salem	--	--	--	--	1	15	1,261	57.9	1	15	1,261	57.9
Canton-Massillon	2	16	783	15.4	6	12	455	8.9	1	28	1,238	24.3
Grand Rapids	3	23	1,216	10.3	--	--	--	--	3	23	1,216	10.3
Akron	8	13	447	4.2	9	15	427	4.0	6	28	874	8.2
Dayton	6	11	468	4.6	11	4	129	1.3	6	15	597	5.9

(1) June 2006 FDIC data; excludes impact of any banking office closings

BOs = Banking offices

39

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Additional Information About the Huntington and Sky Financial Group Merger and Where to Find It

In connection with the proposed merger of Huntington Bancshares Incorporated and Sky Financial Group, Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission. On April 19, 2007, Huntington filed Amendment No. 2 to the registration statement on Form S-4 with the Securities and Exchange Commission, which includes a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement included in the registration statement filed with the SEC by Huntington on April 19, 2007. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.